NIXON PEABODY LLP

Daniel McAvoy

Partner

T 212-940-3112

dmcavoy@nixonpeabody.com

55 W. 46th Street
New York, NY 10036-4120

212-940-3000

January 12, 2018

VIA EDGAR

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attn. Anne Nguyen Parker, Esq., Assistant Director

Re:RSE Collection, LLC

Offering Statement on Form 1-A

Post-Qualification Amendment No. 3

Filed December 19, 2017

Post-qualification Amendment No. 2

Filed December 18, 2017

File No. 024-10717

Ladies and Gentlemen:

This letter sets forth the response on behalf of RSE Collection, LLC (the “Company”) to your letter, dated January 9, 2018, containing comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on the Company’s Post-Qualification Amendment No. 2 to Offering Statement on Form 1-A (File No. 024-10717) filed with the Commission on December 18, 2017 (“Post-Qualification Amendment No. 2”) and Post-Qualification Amendment No. 3 to Offering Statement on Form 1-A (File No. 024-10717) filed with the Commission on December 19, 2017.  For your convenience, the comments are reproduced below before the Company’s answers.  Unless otherwise defined herein, capitalized terms used in this letter and not otherwise defined are used with the meanings assigned to such terms in the Offering Statement.

General

1.Refer to the article “This Start-Up App Lets You Buy Stock in A Ferrari” and accompanying “Power Pitch” video segment available at https://www.cnbc.com/2017/12/14/start-up-app-lets-you-buy-stock-in-a-

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ferrari.html. Please provide your analysis whether this communication is a “solicitation of interest” within the meaning of Securities Act Rule 255(a) and, if so, how you complied with the conditions of Rule 255(b).

Response: On August 14, 2017, the Company filed Post-Qualification Amendment No. 1 to its Offering Statement on Form 1-A (“Post-Qualification Amendment No. 1”).  Post-Qualification Amendment No. 1 added to the Company’s Offering Statement on Form 1-A (the “Offering Statement”) offerings in Series #55PS1 with an underlying asset of a 1955 Porsche Speedster, Series #85FT1 with an underlying asset of a 1985 Ferrari Testarossa, and Series #88LJ1 with an underlying asset of a 1988 Lamborghini Jalpa. The Commission qualified Post-Qualification Amendment No. 1 on September 14, 2017.

Under Securities Act Rule 255(a), any time before the qualification of an offering statement, the issuer may make a nonbinding solicitation of interest so long as the conditions of Rule 255(b) have been met.  To the extent the above-referenced article and video might constitute an offer to purchase securities, the only assets that were mentioned were the 1955 Porsche Speedster and the 1985 Ferrari Testarossa underlying two series of the Company for which the offering and sale of those securities had already been qualified.  Accordingly, we do not believe this is a solicitation of interest for Series #83FB1, which is the only series of the Company being added in Post-Qualification Amendment No. 2, or for any series of the Company that may be created in the future.

Furthermore, we do not believe that the offering and sale of Series #83FB1 interests should be integrated with the offering and sale of the Series #55PS1 and Series #85FT1 interests.  While the proposed offering of Series #83FB1 interests would not qualify for the integration safe harbor under Rule 251(c), per the proposing release for Tier 2 of Regulation A (Release No. 33-9497), there is no presumption that offerings outside the integration safe harbors should be integrated.  The traditional five-factor test for integration looks to: (a) whether the sales are part of a single plan of financing; (b) whether the sales involve issuance of the same class of securities; (c) whether the sales have been made at or about the same time; (d) whether the same type of consideration is being received; and (e) whether the sales are made for the same general purpose.  While the offering of each series may be made around the same time and are for cash, they are completely different sets of financing for different classes of securities specific to differing assets under a series LLC structure where each series is treated as a separate company for liability purposes.

2.Please tell us the status and anticipated timing of the development of the contemplated liquidity platform.  Please also tell us why Rally Rd. is not required to register as a broker-dealer to use the platform for secondary trading in the manner you describe.  We may have additional comments after reviewing your response.

Response: The Company is in the process of engaging two registered broker-dealers who are interested in facilitating secondary transfers of the interests.  One registered broker-

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dealer would serve as the prime broker for the transaction and act as a riskless principal through matching purchasers and sellers in respect of the transactions during the applicable window (the “Executing Broker”).  We note that the Executing Broker would not be making a market in the securities, but merely would facilitate trades by matching up prospective buyers and sellers via an auction process. Another registered broker-dealer would serve as the clearing broker, as well as the custodian for the interests and the cash transferred in the transaction (the “Clearing Broker”).  Any person who desires to transfer their securities through the Rally Rd. platform would be required to enter into a separate engagement with the Clearing Broker and have an account directly with the Clearing Broker with whom the interests would be held.  The Clearing Broker would hold the brokerage accounts, manage the books and records pertaining to secondary transactions and clear transactions between its brokerage accounts based on the information provided by the Executing Broker at the end of the applicable auction window, among other things. Any information transmitted regarding the prices at which the securities have been transferred would be provided by the Executing Broker pursuant to Rule 15c2-11 under the Securities Exchange Act of 1934, as amended, and the Rally Rd. platform would merely report those prices.  While the Company currently has interest from these two registered broker-dealers, other broker-dealers may assist in secondary transfers from time to time or in the future.

The role of the Rally Rd. platform is merely to aggregate information and provide a means for interest holders to transfer their interests utilizing the registered broker-dealers noted above.  While it is anticipated that limit orders may be placed via the Rally Rd. platform, the manager of the Company also intends to include a prominent disclaimer, which would require a click-through prior to accessing the ability to place a limit order, that any matching of purchasers and sellers would be performed by the Executing Broker and that any prospective transferor or transferee would be required to have a separate account with the Clearing Broker.  While the order may be placed on the platform purely for ease of use, the Rally Rd. platform would only collect the applicable requests and pass those along to the Executing Broker for aggregation and determination of the transfers that would ultimately occur.  The Executing Broker would then pass that information to the Clearing Broker for the clearing of the transaction.  Neither the Company nor its manager would be entitled to any transaction-based compensation in respect of these transfers, and it would not split any compensation with the Executing Broker or the Clearing Broker.  While the Rally Rd. platform would include a mechanism for requesting transfers by a registered broker-dealer, it would not be a platform for trading securities in the traditional sense, but rather a means of providing registered broker-dealers with information necessary for them to execute transactions by persons who are not the issuer, an underwriter or a dealer via a separately-brokered auction process.

Although we do not believe the manager of the Company has sufficient hallmarks to be deemed a broker-dealer, we do believe that investors will have the same protections as if the manager of the Company were to register as a broker-dealer.  This is analogous to Section 4(c) of the Securities Act, which provides that a person who maintains a platform

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on which securities issued pursuant to Rule 506 can be traded would not be a broker or dealer solely because they maintain that platform, so long as (a) neither the person who maintains the platform nor its associated persons receive any compensation in connection with the purchase or sale of the security, (b) neither the person who maintains the platform nor its associated persons have possession of customer funds or securities, and (c) the person is not subject to ‘bad actor’ disqualification.  In this instance, neither the Company nor the manager would receive any compensation, custody of funds and securities would be maintained by a registered broker-dealer, and the Company is not subject to ‘bad actor’ disqualification.  Further, because periodic information regarding the Company and each series of securities will be made publicly available on an ongoing basis, we believe that there is greater investor protection than there would be on a platform that permits resales of Rule 506 securities.  Furthermore, because every transfer would be effected through multiple registered broker-dealers who are subject to Commission and FINRA regulation with their own controls and policies and procedures, we believe that investors will ultimately have sufficient protections when executing transfers, and that the Commission will have access to all information that it otherwise would have if the manager were separately registered as a broker-dealer.

The manager of the Company is in the process of creating the user interface layouts for the visual appearance and functionality of the liquidity platform, and how information will be presented and processed during and at the end of the trading windows.  This includes items with respect to the setup of brokerage accounts with the Clearing Broker and the specific wording of the disclaimers described above.  Once the Company has engaged an Executing Broker and a Clearing Broker, the manager of the Company will build the technology into the platform to transfer information to the Executing Broker and the Clearing Broker for know-your-customer, anti-money laundering, and other compliance purposes.  While the Company does not presently have a specific timetable for setting up this functionality, the Company anticipates that it would set up this functionality in the next three to four months.  This functionality would only be launched after the Company has closed the sale of several series of interests and in any case would only transmit information to the Executing Broker only after the expiration of the 90-day lock-up periods on the interests issued in any of those series.

3.Please clarify whether units of any of the offerings qualified on this post-qualification amendment will be subject to the 90-day lock-up described here.  If so, please revise the summary description of the offering, plan of distribution, and the respective subscription agreements accordingly.

Response: All of the interests in the offerings qualified under the Offering Statement and which the Company seeks to qualify on Post-Qualification Amendment No. 2 will be (or are) subject to the 90-day lock-up period described in Post-Qualification Amendment No. 2.  With respect to the offerings that have already launched, the manager will enforce this by simply not consenting to the transfers, as is permitted by the Company’s operating agreement.  With respect to offerings that have not launched, the Company will also include specific lock-up language in the applicable subscription agreements.

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The Company intends revise the language of Post-Qualification Amendment No. 2 in its next amendment to the Offering Circular such that, on page 5 and page 65 of Post-Qualification Amendment No. 2 as filed with the Commission in the sections respectively entitled “Offering Summary” and “Plan of Distribution and Subscription Procedure,” the following language will be added:

“Lock-Up Period:Upon the Closing of an Offering for a particular Series, a 90-day lock-up period will commence from the day of the Closing, before Interests in the particular Series may be transferred by any investor in such Series.”

In addition, revised forms of the subscription agreement reflecting this lock-up period will be filed as exhibits to the next amendment to the Offering Circular.

Please feel free to call me with any questions at (212) 940-3112.

Very truly yours,

/s/ Daniel McAvoy

Daniel McAvoy

cc:

J. Nolan McWilliams, Esq.

Christopher Bruno, President, RSE Markets, Inc.

Max Niederste-Ostholt, Chief Financial Officer, RSE Markets, Inc.